September 26, 2013

By EDGAR and Overnight Delivery

Kathryn McHale, Esq.

Senior Counsel

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Re:	Union First Market Bankshares Corporation
Registration Statement on Form S-4
Filed August 15, 2013
File No. 333-190644
Form 10-K for the Period Ended December 31, 2012
Filed March 13, 2013
File No. 000-20293
Form 10-K for the Period Ended December 31, 2012
Filed March 15, 2013
File No. 000-22283

Dear Ms. McHale:

On behalf of our client, Union First Market Bankshares Corporation (the “Company”), we are submitting this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated September 11, 2013 with respect to the above-referenced filings. In connection with this response to your letter, the Company is filing electronically with the Commission today Amendment No. 1 to the Registration Statement on Form S-4 (“Amendment No. 1”).

In addition to the electronic filing, we are delivering a hard copy of this letter, along with a courtesy copy of Amendment No. 1 marked to indicate changes from the version of the Registration Statement on Form S-4 filed on August 15, 2013.

For the convenience of the Staff, the text of the comments is set forth below in bold italics, followed in each case by the response to the comment. All page references in our responses are to the marked version of Amendment No. 1.

E-mail: scott.richter@leclairryan.com Direct Phone: 804.343.4079 Direct Fax: 804.783.7621	951 East Byrd Street, Eighth Floor Richmond, Virginia 23219 Phone: 804.783.2003 \ Fax: 804.783.2294

CALIFORNIA \ CONNECTICUT \ MASSACHUSETTS \ MICHIGAN \ NEW JERSEY \ NEW YORK \ PENNSYLVANIA \ VIRGINIA \ WASHINGTON, DC

Kathryn McHale, Esq.

U.S. Securities and Exchange Commission

September 26, 2013

Form S-4

General

1.	Please provide the staff with the board books.

In response to the Staff’s comment, we have provided to the Staff on behalf of the Company a copy of the presentation made by Keefe, Bruyette & Woods, Inc. (“KBW”) to the Board of Directors of the Company on June 9, 2013. This presentation is the material provided by KBW to the Board of Directors of the Company in connection with KBW rendering its fairness opinion to the Board of Directors of the Company. The Company understands that Troutman Sanders LLP, outside legal counsel to StellarOne Corporation (“StellarOne”), has provided to the Staff a copy of the presentation made by Raymond James & Associates, Inc. (“Raymond James”) to the Board of Directors of StellarOne on June 9, 2013. This presentation is the material provided by Raymond James to the Board of Directors of StellarOne in connection with Raymond James rendering its fairness opinion to the Board of Directors of StellarOne. Confidential treatment has been requested for the presentations under the Freedom of Information Act (5 U.S.C. § 552(b)) pursuant to the provisions of 17 C.F.R. § 200.83 and the Commission’s Release No. FOIA-65. In accordance with such rules, the parties have requested that these materials be returned promptly following completion of the Staff’s review.

2.	Please revise to include Union’s financial projections given to StellarOne or its financial advisor and StellarOne’s financial projections given to Union or its financial advisor.

In response to the Staff’s comment, the Company has provided the requested disclosure in “The Merger – Financial Forecasts” beginning on page 68 of Amendment No. 1.

Joint Proxy Statement/Prospectus Cover Page

3.	Please indicate how many shares you are offering. See Item 501(b)(2) of Regulation S-K.

In response to the Staff’s comment, the Company has provided the requested disclosure on the joint proxy statement/prospectus cover page of Amendment No. 1.

4.	Please indicate the trading price of StellarOne stock on the same date you quote the Union trading price.

In response to the Staff’s comment, the Company has provided the requested disclosure on the joint proxy statement/prospectus cover page of Amendment No. 1.

Questions and Answers about the Merger…, page 1

5.	Reorder so that the fourth Q&A on what shareholders will receive in the merger appears on the first page of the Q&A.

In response to the Staff’s comment, the Company has reordered the Q&A so that the Q&A on what shareholders will receive in the merger appears on the first page of the Q&A.

Kathryn McHale, Esq.

U.S. Securities and Exchange Commission

September 26, 2013

6.	Your Q&A section exceeds 7 pages and repeats much of the information also in the Summary section. Consider limiting the Q&A section so that it serves a discreet purpose, such as answering the most common shareholder questions.

In response to the Staff’s comment, the Company has eliminated certain disclosure in the Q&A section of Amendment No. 1 so that the Q&A section includes answers to, in the Company’s view, only the most common shareholder questions.

Summary

Consideration to be Received in the Merger…, page 9

7.	Expand to include dollar value estimates of the merger consideration, at least as of a recent date.

In response to the Staff’s comment, the Company has provided the requested disclosure on page 6 of Amendment No. 1.

Union’s Board of Directors Unanimously Recommends…, page 10

StellarOne’s Board of Directors Unanimously Recommends…, page 10

8.	Please include a substantive reason for the merger in each subsection.

In response to the Staff’s comment, the Company has provided the requested disclosure beginning on page 7 of Amendment No. 1.

Material U.S. Federal Income Tax Consequences, page 11

9.	Revise to eliminate the uncertain language, specifically the phrases in the first line: “intended to qualify” and “assuming the merger will so qualify,” to clearly state that you have received opinions that the transaction will be tax free to shareholders. In addition, state that you filed the legal opinions as exhibits to the registration statement. Also revise the main tax section and the Q&A in response to this comment.

In response to the Staff’s comment, the Company has revised the disclosure in the Q&A section on page 4 of Amendment No. 1, in the Summary section on page 7 of Amendment No. 1 and in the main section on page 113 of Amendment No. 1.

Interests of Certain StellarOne Directors and Executive Officers in the Merger, page 13

10.	Quantify the value of the officers’ and directors’ interests in the merger that are different from the interests of other shareholders. In the Summary, aggregate amounts by compensation type are sufficient. Provide full disclosure and quantification in the main section for each individual.

Kathryn McHale, Esq.

U.S. Securities and Exchange Commission

September 26, 2013

In response to the Staff’s comment, the Company has provided the requested disclosure in the Summary section beginning on page 11 of Amendment No. 1, in the Risk Factors section beginning on page 36 of Amendment No. 1 and in the main section beginning on page 87 of Amendment No. 1.

Selected Historical Financial Data of StellarOne, page 23

11.	We note that the amounts currently disclosed for “total noninterest income” and “total noninterest expense” for StellarOne Corporation do not agree to those disclosed in Forms 10-K and 10-Q for the respective periods. Please revise the amounts presented as appropriate or revise the introductory paragraph to clearly explain the reclassifications and the reasons for recording them.

In response to the Staff’s comment, the Company has revised the disclosure on page 21 of Amendment No. 1.

Risk Factors, page 35

12.	Recast the heading of the first risk factor to state clearly the risk to shareholders of the fixed merger consideration ratio. For example, that the consideration will fluctuate with the stock price and that the value will be unknown when shareholders vote.

In response to the Staff’s comment, the Company has revised the disclosure on page 33 of Amendment No. 1.

13.	In the first full risk factor on page 37, recast the heading to clarify that the uncertainty of future results addressed by this risk factor is related to the amount of actual merger expenses and restructuring charges.

In response to the Staff’s comment, the Company has revised the disclosure on page 35 of Amendment No. 1.

14.	Expand the heading of the risk factor on page 39 relating to the “no-shop” provisions to include the risk that those provisions discourage competition for a higher price or premium.

In response to the Staff’s comment, the Company has revised the disclosure on page 38 of Amendment No. 1.

The Merger, page 57

Background of the Merger, page 57

15.	In the second paragraph discussion of the 2012 preliminary merger discussions, disclose the merger consideration offered by Union and how that compared to the trading price of StellarOne at the time.

Kathryn McHale, Esq.

U.S. Securities and Exchange Commission

September 26, 2013

The Staff’s comment is noted. The preliminary merger discussions between Union and StellarOne did not include any specific offer by Union. At that time, the parties discussed a potential combination only in general terms.

16.	In the second paragraph on page 58, state the premium to StellarOne implied in the $19 price offered by Union on March 14.

In response to the Staff’s comment, the Company has provided the requested disclosure on page 57 of Amendment No. 1.

17.	In the last paragraph on page 61, quantify the premium implied by the .9739 exchange ratio and the increase in dividends to StellarOne shareholders considered by the board.

In response to the Staff’s comment, the Company has provided the requested disclosure beginning on page 60 of Amendment No. 1.

18.	Clarify how the terms of the agreement changed between the draft agreement and final agreement approved by the boards on June 9.

In response to the Staff’s comment, the Company has provided the requested disclosure on page 62 of Amendment No. 1.

Union’s Reasons for the Merger; Recommendation of Union’s Board…, page 63

19.	If the referenced cost synergies, earnings accretion, tangible book value dilution and internal rate of return have been quantified, please disclose.

In response to the Staff’s comment, the Company has provided the requested disclosure on page 63 of Amendment No. 1.

Opinion of Union’s Financial Advisor, page 69

20.	Disclose that KBW has reviewed and consented to the inclusion of the disclosure relating to its fairness opinion.

In response to the Staff’s comment, the Company has provided the requested disclosure on page 71 of Amendment No. 1.

21.	Eliminate the word “solely” in the fourth paragraph.

In response to the Staff’s comment, the Company has revised the disclosure on page 70 of Amendment No. 1.

22.	We note that KBW will be paid the majority of their compensation upon completion of the merger. Please disclose why management believes this compensation structure is appropriate and does not create a conflict of interest in rendering their fairness opinion.

Kathryn McHale, Esq.

U.S. Securities and Exchange Commission

September 26, 2013

The Commission has withdrawn this comment.

Opinion of StellarOne’s Financial Advisor, page 78

23.	Disclose that Raymond James has reviewed and consented to the inclusion of the disclosure relating to its fairness opinion.

In response to the Staff’s comment, the Company has provided the requested disclosure on page 80 of Amendment No. 1.

24.	Quantify the compensation received for investment banking services during the past two years from StellarOne in the first paragraph on page 84.

The Staff’s comment is noted. Except for fees paid or payable by StellarOne to Raymond James in connection with the proposed merger with Union, Raymond James did not receive compensation for investment banking services provided to StellarOne during the past two years. The fees received by Raymond James for services provided in connection with StellarOne’s share repurchase program were for financial services that we understand Raymond James does not consider investment banking services.

25.	We note that Raymond James will be paid the balance of their compensation upon completion of the merger. Please disclose why management believes this compensation structure is appropriate and does not create a conflict of interest in rendering their fairness opinion.

The Commission has withdrawn this comment.

Material U.S. Federal Income Tax Consequences, page 110

26.	Revise the first paragraph to clarify that you have opinions of counsel that the merger will be treated as a Section 368(a) reorganization and that shareholders will recognize no gain or loss for shares received.

In response to the Staff’s comment, the Company has revised the disclosure on page 113 of Amendment No. 1.

The Merger, page 111

27.	Eliminate the last sentence because it assumes the substance of the opinion you are required to provide.

In response to the Staff’s comment, the Company has revised the disclosure on page 114 of Amendment No. 1.

Where you can find additional information, page 127

28.	Please specifically incorporate the annual proxies filed for each company or include the information required by Item 18(a)(7) of Form S-4.

Kathryn McHale, Esq.

U.S. Securities and Exchange Commission

September 26, 2013

In response to the Staff’s comment, the Company has specifically incorporated the annual proxy statements on page 130 of Amendment No. 1.

Union First Market Bankshares Corporation

Form 10-K for Fiscal Year Ended December 31, 2012

Management’s Discussion and Analysis – Allowance for Loan Losses, General Reserve Component, page 26

29.	You disclose that your general reserve component covers impaired loans below $500,000. Please tell us in detail and revise future filings to clarify if you group impaired loans with non-impaired loans in measuring credit impairment. If you do, please tell us how you considered the guidance in ASC 310-10-35-22 and 35. Also quantify the impact on your allowance for loan losses at December 31, 2012 and the current quarter end if you measured impairment separately for these loans using risk characteristics and historical statistic specific to this loan population. Refer to ASC 310-10-35-21.

The Staff’s comment is noted. The Company considers all loans that are troubled debt restructurings (“TDRs”) and loans that are internally rated substandard or worse to be impaired. In determining loans to individually evaluate for impairment, the Company uses a materiality criterion of $500,000. Loans below $500,000 that are considered impaired are separately grouped into pools based on their risk characteristics, which are primarily driven by internal risk rating, and therefore generally are not grouped with non-impaired loans. The level of credit impairment within the pool(s) is determined based on historical loss factors for loans with similar risk characteristics, taking into consideration environmental factors specifically related to the underlying pool. Loss factors are amplified, based on the Company’s historical loss experience for impaired loans, as the internal risk rating worsens. The Company has historically disclosed this as a component of the allowance for loan losses collectively evaluated for impairment and it is included in the general reserve component of its allowance for loan losses policy.

The Company will revise future filings to further enhance the discussion related to its allowance for loan loss methodology as it relates to impaired loans that are collectively evaluated. In addition, the Company plans to enhance its allowance for loan losses disclosure to more clearly disclose the loan balance and related loan loss reserve included in the general reserve. The proposed enhanced disclosure to be used in future filings is set forth below using financial information for June 30, 2013 as if such disclosure was provided in the Company’s most recent Form 10-Q filing:

“At June 30, 2013, we had $133.8 million in loans considered to be impaired of which $11.4 million were collectively evaluated for impairment and $122.4 million were individually evaluated for impairment. The allowance for loan losses related to the impaired loans collectively evaluated for impairment was approximately $1.1 million at June 30, 2013.”

Kathryn McHale, Esq.

U.S. Securities and Exchange Commission

September 26, 2013

Troubled Debt Restructurings, page 41

30.	You disclose that you removed $42.2 million of loans from TDR status during 2012 because they met relevant criteria. Please tell us in detail and revise future filings to clarify how you measure credit impairment on loans removed from TDR status. If you do not measure credit impairment using the guidance in ASC 310-10-35, please tell us why and tell us the impact on your financial statements at December 31, 2012 and the current quarter end if you measured credit impairment for these loans using this guidance. We note the guidance in ASC 310-40-50-2 provides an exception to TDR disclosure requirements but does not provide an exception or alternative to impairment measurement requirements.

The Staff’s comment is noted. As described above, the Company considers all loans that are TDRs and loans that are internally rated substandard or worse to be impaired. The significant majority of its TDRs are related to the extension of the contractual maturity on a short-term basis and the Company generally does not provide concessions of principal or interest.

Loans removed from TDR status for disclosure purposes continue to be measured using the guidance of ASC 310-10-35 by being collectively evaluated for impairment. The significant majority of these loans have been subject to new credit decisions due to the improvement in the expected future cash flows, the financial condition of the borrower, and other factors considered during underwriting. Also, due to the significant improvement in the expected future cash flows, these loans are grouped based on their primary risk characteristics, typically using the Company’s internal risk rating system as its primary credit quality indicator, and impairment is measured based on historical loss experience taking into consideration environmental factors. This component represents less than 2% of the Company’s allowance for loan losses.

The Company will revise future filings to enhance its disclosure related to how credit impairment is measured for loans that are removed from TDR status to include the above discussion.

Financial Statements

Summary of Significant Accounting Policies – Nonaccruals, Past Dues, and Charge-offs, page 69

31.	Please revise to clarify your charge-off policies for collateral dependent impaired loans. If you do not charge-off the portion of the recorded investment in a collateral dependent that exceeds the fair value of the collateral, please tell us why and provide relevant accounting guidance to support your policy.

The Staff’s comment is noted. The Company will revise future filings to enhance its disclosure related to charge-off policies to include the following discussion of collateral dependent loans:

“Many of our impaired loans continue to remain current and therefore are exhibiting signs of alternative repayment sources, which indicate that these loans are not solely collateral dependent. When reviewing loans for impairment, we first look to the primary source of repayment in the event of a payment default in order to determine the primary approach for measuring impairment. As a practical expedient, the impairment has been measured by evaluating the collateral shortfall of loans; however, we do not believe that this represents a confirmed loss when the payment

Kathryn McHale, Esq.

U.S. Securities and Exchange Commission

September 26, 2013

continues under the contractual terms. If we determine that the value of an impaired collateral dependent loan is less than the recorded investment in the loan, we either recognize an impairment reserve as a specific component to be provided for in the allowance for loan losses or charge-off the deficiency if it is determined that such amount represents a confirmed loss. Typically, a loss is confirmed when we are moving towards foreclosure (or final disposition) of the underlying collateral or when there is a payment default of 180 days, whichever occurs first.”

Form 10-Q for Fiscal Quarter Ended June 30, 2013

Note 3. Loans and Allowance for Loan Losses, page 9

32.	We note on page 17 in your table of the allowance for loan loss activity that your portfolio segments consist of commercial and consumer loans. Please tell us how you considered paragraph ASC 310-10-55-22 in determining that further disaggregation of your commercial and consumer loan portfolio segments is not necessary.

The Staff’s comment is noted. When adopting ASU 2010-20, the Company considered the guidance in ASC 310-10-55-22 and strived to strike the balance of appropriate disaggregation of the allowance for loan losses to provide users with important information without disaggregating the portfolio to the point that it would overburden the financial statements with excessive detail that would not assist the financial statement users in understanding the Company’s loan portfolio and related loan loss allowance. In order to meet this objective, the Company determined it appropriate to disaggregate the portfolio into the primary components by which credit risk is managed, which aligns with the Company’s core commercial and consumer customer segments and loan distribution networks. In addition, the Company further considered the way in which it historically developed and documented a systematic methodology for determining the amount of credit losses in the Company’s loan portfolio. In order to provide additional key credit quality information to the users of the financial statements, the Company further disaggregated these two portfolio segments into seven classes each. This further disaggregation allows the user to see trends and inherent risks within each portfolio segment that are key indicators of future credit losses.

StellarOne Corporation

Form 10-K for Fiscal Year Ended December 31, 2012

Item 9A. Controls and Procedures, page 81

33.	We note that you disclose management’s assessments of both your disclosure controls and procedures (DCP) and internal control over financial reporting (ICFR) are effective as of December 31, 2011 and not as of December 31, 2012. Please tell us if you properly assessed your DCP and ICFR as of December 31, 2012 in accordance with Items 307 and 308 of Regulation S-K and your conclusions reached. Alternatively, please amend your filing to disclose your DCP and ICFR assessments as of December 31, 2012.

The Staff’s comment is noted. Management’s assessments of disclosure controls and procedures and internal control over financial reporting were properly completed for the year ended December 31, 2012. The disclosure in the Form 10-K indicating that the assessments were effective as of December 31, 2011 was a typographical error and should have stated that such assessments were effective as of December 31, 2012.

Kathryn McHale, Esq.

U.S. Securities and Exchange Commission

September 26, 2013

*  *  *

If you or any other members of the Staff have any questions or comments regarding the foregoing or need any additional information, please contact the undersigned at (804) 343-4079 or George P. Whitley at (804) 343-4089.

Sincerely,

/s/ Scott H. Richter

Scott H. Richter

Enclosures

cc:	Jessica Livingston, Esq.

Mr. G. William Beale

Rachael R. Lape, Esq.

Mr. O. R. Barham, Jr.

Douglas D. Callaway, Esq.

Jacob A. Lutz, Esq.

R. Mason Bayler, Esq.

George P. Whitley, Esq.